10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE 310.443.6141 FACSIMILE 310.443.6435

TODD A. STEVENS
President and Chief Executive Officer

July 15, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                          California Resources Corporation
Registration Statement on Form 10
Filed June 5, 2014
File No. 001-36478

Ladies and Gentlemen:

Set forth below are the responses of California Resources Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2014, with respect to the Form 10, File No. 001-36478, filed with the Commission on June 5, 2014 (the “Form 10”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to Form 10 (“Amendment No. 1”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”).  For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Form 10.  We are also concurrently providing certain information responsive to Comment 16 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Information Statement unless otherwise specified.

Securities and Exchange Commission

July 15, 2014

Information Statement filed as Exhibit 99.1 to Form 10 filed June 5, 2014 General

1.                                    We may have additional comments once you supply the information you omit throughout the information statement incorporated by reference into your registration statement, file all omitted exhibits and any material contracts, and update the disclosure as necessary.  For example, please provide with your next amended filing the information you omit from the sections captioned “Management” (page 122); “Executive Compensation” (page 124); “Arrangements Between Occidental and our Company” (page 136); and “Description of Material Indebtedness” (page 142), as well as all related exhibits.  Please remember to allow enough time to respond to all such staff comments.

RESPONSE:

We acknowledge the Staff’s comment and have revised the “Management” section of the Information Statement to provide additional information regarding certain of the individuals who will serve as our directors and executive officers and the “Arrangements Between Occidental and our Company” section to provide more detailed descriptions of arrangements between Occidental Petroleum Corporation (“Occidental”) and us.  Please see pages 123 – 124 and 138 – 143 of the Information Statement.  We respectfully advise the Staff that we are still in the process of determining the remainder of the above-requested information, including “Executive Compensation” and the financing documents that we will describe in “Description of Material Indebtedness.”  In future amendments to the Form 10, we will undertake to provide all information required by Form 10, file all omitted exhibits and material contracts and update the disclosure as necessary.  We understand that we will need to allow sufficient time for the Staff to review and comment on such information and for us to respond to all such staff comments.

2.                                    Ensure that you comply with Exchange Act Rule 12b-23(b) when using incorporation by reference.  For example, we note that Exhibit 99.1 incorporates at page 126 and elsewhere certain information from Occidental’s Annual Report on Form 10-K.

RESPONSE:

We have revised the Information Statement to comply with Exchange Act Rule 12b-23(b) with respect to incorporation by reference and included the referenced information as Exhibit 99.3 to the Form 10.  Please see page 128 of the Information Statement.

IRS Private Letter Ruling

3.                                    Throughout the information statement, you refer to the request for the private letter ruling.  For example, at page 48, you indicate that Occidental has already requested the ruling.  With a view toward updated disclosure, please provide us with the current status of the request.

Securities and Exchange Commission

July 15, 2014

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the private letter ruling request is still pending with the Internal Revenue Service (the “IRS”).  On July 1, 2014, Occidental submitted to the IRS, at its request, draft language that the IRS could consider using when issuing the ruling.  In future amendments to the Form 10, we will revise the disclosure in the Information Statement with any material updates regarding the status of the private letter ruling.

Summary, page 1

Portfolio Management and 2014 Capital Budget, page 4

4.                                    We note the table which sets forth the expected allocation of your 2014 capital expenditure budget.  Please update this to present the 2014 expenditures as of March 31, 2014 or later.

RESPONSE:

We have revised the Information Statement accordingly.  Please see pages 4 and 96 of the Information Statement.

Questions and Answers About the Spin Off, page 9

What will Occidental do with the Retained Securities?, page 11

5.                                    We note your disclosure that Occidental expects to dispose of all retained securities through one or more “subsequent exchanges for Occidental common stock.” Please discuss in general terms how Occidental intends to conduct these subsequent exchanges, to the extent known.

RESPONSE:

We have revised the Information Statement to provide additional detail regarding the planned exchanges.  Please see pages 11, 16, 39 and 49 of the Information Statement.

Risk Factors, page 28

6.                                    Please revise to eliminate text which mitigates the risk you present, such as the suggestion at page 29 that you “may try to limit exploration risk” and your intention to reinvest substantially all your cash flow into your business (pages 32 and 35).  This additional information may appear elsewhere in your document, as appropriate.

RESPONSE:

We have revised the Information Statement to remove text that mitigates the risks presented in our risk factors.  Please see pages 31, 34 and 38 of the Information Statement.

Securities and Exchange Commission

July 15, 2014

The Spin-Off, page 45

7.                                    Please revise your disclosure to explain how the principal terms of the spin-off were determined, including, but not limited to, the financing arrangements and cash distribution to Occidental.  In that regard, we note that you disclose at page 38 that the terms of your agreements with Occidental may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the principal terms of the spin-off will be determined by Occidental in its sole discretion, including the cash distribution and the financing arrangements.  The amount of the cash distribution to be paid by us to Occidental will be determined after consideration of several factors, including the resulting capital structures and anticipated credit ratings.  Our capital structure will be designed to provide us with the financial flexibility to maintain our current level of operations and the ability to invest substantially all of our future cash flow in growing our California oil and gas operations.  The tax basis of the assets to be transferred to us was also considered because any amount distributed to Occidental in excess of such tax basis would generally be subject to income tax to Occidental. We have revised the Information Statement to explain how Occidental will determine the amount of the distribution to be paid to Occidental.  Please see page 13 of the Information Statement.  As disclosed in the risk factor referenced in your comment on pages 40 – 41, Occidental will also determine the principal terms of the Separation and Distribution Agreement and several other agreements with Occidental relating to the spin-off.  In these agreements, Occidental generally intends to provide for the allocation between us and Occidental of Occidental’s assets, liabilities and obligations, with the assets, liabilities and obligations relating to the California business generally allocated to us.  We have revised the Information Statement to clarify that Occidental will determine the terms of the spin-off agreements.  Please see page 138 of the Information Statement.

Conditions to the Spin-Off, page 54

8.                                    All the listed conditions, including those in the fourth and fifth bullet points (that Occidental shall have received a private letter ruling from the IRS and an opinion of tax counsel), may be waived.  If Occidental waives any such condition and the changes (such as those resulting from different tax consequences) would be material to the shareholders of Occidental, please tell us how such changes will be communicated to shareholders.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Board of Directors (the “Board”) of Occidental is scheduled to give its final approval of the spin-off at a board meeting to be held prior to the time at which we expect to request effectiveness of the Form 10.  At such time, Occidental should reasonably know whether all conditions to the spin-off either have been satisfied or will be satisfied by the distribution date, or whether Occidental intends to waive a condition. If Occidental’s Board chooses to waive any condition prior to the effectiveness of the Form 10 and the result of such waiver would be material to Occidental and our shareholders, we will file a pre-effective amendment to the Form 10 to revise the disclosure in the Information Statement accordingly.  In the event Occidental waives a condition after the Form 10 becomes effective and such change is material to Occidental’s shareholders, we and Occidental would communicate such change to Occidental’s shareholders by a means believed to be reasonably designed to communicate such change to Occidental’s and our shareholders, such as by each of Occidental and us filing a Form 8-K describing the change, or if we and Occidental deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to Occidental’s and our shareholders, as applicable.

Securities and Exchange Commission

July 15, 2014

U.S. Federal Income Tax Consequences of the Spin-Off, page 47

9.                                    Please provide the best, currently available information in this section.  See generally General Instructions C(b) and C(c) to Form 10.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the information contained in the Information Statement under the heading “U.S. Federal Income Tax Consequences of the Spin-Off” is the best, currently available information.

Trading Market, page 56

10.                            In the last paragraph on page 56, you indicate that “Occidental may own as much as 19.9% of CRC’s outstanding shares,” but in the last paragraph on page 57, you suggest that aside from shares distributed in the spin-off, none of the equity securities will be outstanding.  Please revise to clarify.

RESPONSE:

We have revised the Information Statement to clarify that in addition to the securities distributed in the distribution, Occidental will retain up to 19.9% of our common stock.  Please see page 59 of the Information Statement.

Unaudited Pro Forma Combined Financial Data, page 61

Unaudited Pro Forma Combined Statements of Cash Flows, pages 66-67

11.                            It does not appear that the presentation of a pro forma statement of cash flows is consistent with the type of pro forma financial information that should be provided pursuant to Rule 11-02(b)(1) of Regulation S-X.  Please tell us why the inclusion of this information is appropriate or remove the pro forma statements of cash flows from your filing.

RESPONSE:

We have removed the pro forma statements of cash flows from the Information Statement.  In lieu of presenting pro forma cash flows, we have included the non-GAAP measure EBITDAX to provide investors with a metric that is representative of our operating cash flows.

Securities and Exchange Commission

July 15, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Operations, page 72

12.                            Disclosure in your filing states that your operations in Long Beach, California are subject to contractual arrangements similar to production-sharing contracts.  Please expand your disclosure to explain how your share of production is allocated between capital and production costs and to profit.

RESPONSE:

We have revised the Information Statement to explain how our share of production is allocated between capital and production costs and to profit.  Please see pages 72 – 73 of the Information Statement.

Income Statement Analysis, page 74

13.                            Please revise the narrative discussing changes in your results of operations to quantify in dollars each of the underlying causal factors you have cited.  Please ensure that your analysis fully explains the change between periods and addresses each financial statement line item.  Refer to Item 303(A)(3) of Regulation S-K.

RESPONSE:

We have revised the Information Statement accordingly.  Please see pages 75 – 77 of the Information Statement.

Acquisitions, page 77

14.                            Please expand your discussion to address the implications should you not meet your obligation to spend at least $250 million on exploration and development activities over a period of five years from the date of acquisition in the San Joaquin basin.

RESPONSE:

We have expanded our discussion to address the implications should we fail to meet our obligation to spend at least $250 million on exploration and development activities over a period of five years from the date of the acquisition in the San Joaquin basin.  Please see page 78 of the Information Statement.

Securities and Exchange Commission

July 15, 2014

Business, page 83

Elk Hills, page 87

15.                            We note that you sell the excess electric power from the Elk Hills power plant to the grid.  As electric power generation is not an oil and gas producing activity, please affirm, if true, that the revenue from the sale of excess power is not included in your oil and gas revenues or as a reduction in your oil and gas operating costs.  If not, please explain how this practice is compliant with Rule 4-10(a)(16) of Regulation S-X.

RESPONSE:

The excess electric power from the Elk Hills power plant to the grid is not material to our operations. In 2013, revenues from the sales of excess electric power from this plant to the grid accounted for approximately $145 million, or 3%, of our total revenues. The power is initially sold to the marketing affiliate of Occidental, which then sells to the grid.  As a result, these revenues are included in “Net sales to related parties” in our Combined Statements of Income.

We included these revenues in our Results of Operations of the oil and gas activities disclosures for convenience.  While the practice of including these revenues in oil and gas producing activities is not technically in compliance with Rule 4-10(a)(16), the Elk Hills power plant is an integral part of our oil and gas operations and the administrative burden of splitting the activity, especially costs, between internal consumption and third party sales outweighs the potential benefit to investors mainly due to the immateriality of the amounts involved.  Accordingly, we respectfully propose to continue our current practice.

Unconventional Reservoir Potential, page 97

16.                            Please provide us with the December 31, 2013 petroleum engineering reports you used as the basis for your statement, “Over the last five years, we have drilled and completed over 570 unconventional development wells, primarily in the upper Monterey formation, with nearly 100% commercial success rate.” The report, directed to the San Joaquin Basin, should include:

a)                                   One-line recaps in spread sheet format for each property’s proved developed and undeveloped reserves sorted by reservoir with proved developed reserves segregated into proved developed producing and proved developed non-producing properties category and including the dates of first booking and estimated first production for your proved undeveloped properties;

b)                                   Total company summary income forecast schedules for proved developed and undeveloped reserves for each reservoir with proved developed segregated into producing and non-producing status;

c)                                 Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest upper Monterey wells in the proved developed and proved undeveloped categories.  Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or another convenient location.

Securities and Exchange Commission

July 15, 2014

d)                                   A spread sheet look back comparison of the pre-drill and post-drill estimated ultimate recoveries for those upper Monterey PUD locations you drilled in 2013.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

RESPONSE:

We acknowledge the Staff’s comment and have provided to the Staff the reports used as the basis for such statement in the Supplemental Letter.

Acreage, page 111

17.                            We note your disclosure of 1.6 million net undeveloped acres under lease as well as the expiration of 12% of your net undeveloped acreage as disclosed on page 33.  Please explain to us whether you have any PUD locations scheduled to be drilled after the expiry of the associated undeveloped acreage.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that our current plans are to develop all proved undeveloped locations associated with the expiring acreage prior to their respective expiration dates.

Securities and Exchange Commission

July 15, 2014

Executive Compensation, page 124

Occidental Long-Term Compensation, page 127

18.                            The table summarizing key features of your long-term compensation at page 128 appears in an un-searchable format.  Please amend your filing to resubmit this table in a text-searchable format.

RESPONSE:

We have included in the Information Statement a text-searchable version of the table summarizing key features of our long-term compensation.  Please see page 130 of the Information Statement.

Arrangements Between Occidental and Our Company, page 136

19.                            Please revise the discussion of the various material agreements to disclose the material terms, such as the approximate dollar amounts involved and fees, if any.  For example, please expand your disclosure to more specifically describe the assets and liabilities under the Separation and Distribution Agreement that will be included in the spin-off.

RESPONSE:

We have revised the descriptions of the various material agreements to disclose the material terms to the extent they have been determined as of the date of this letter.  Please see pages 138 – 143 of the Information Statement.  We will undertake to update the disclosure as necessary to provide any additional material terms of these agreements in future amendments to the Information Statement.  We understand that we will need to allow sufficient time for the Staff to review and comment on such information and for us to respond to all such staff comments.

20.                            We note you disclose that changes to the agreements, some of which may be material, may be made prior to the spin-off.  With a view toward disclosure, explain to us the anticipated timing of (1) entry into the various material agreements, (2) the spin-off, and (3) effectiveness of the Form 10.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we intend to enter into the various material agreements subsequent to the Form 10 being declared effective and prior to the completion of the spin-off.  While we do not anticipate material changes will be made to any material agreement during the period of time between the effectiveness of the Form 10 and the completion of the spin-off, as discussed in our response to Comment 8, if a material change to any material agreement is made during such period, we and Occidental will communicate such change to Occidental’s shareholders by means believed to be reasonably designed to communicate such change to Occidental’s and our shareholders, such as by each of Occidental’s and us filing a Form 8-K describing the change, or if we and Occidental deem necessary, by amending the Information Statement that forms a part of the Form 10 and providing such amended information to Occidental’s and our shareholders, as applicable.

Securities and Exchange Commission

July 15, 2014

Exhibits

21.                            Please file all material agreements as exhibits to your registration statement.  In that regard, we note that you intend to enter into new financing arrangements in anticipation of the spin-off, including the issuance of senior notes and a term loan and revolving credit facility.  In addition, please file the AMI Agreement as an exhibit.  Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we intend to file all material agreements, or forms of agreements that include all material terms thereof, in a subsequent amendment to the Form 10.

Notes to Combined Condensed Financial Statements, page F-6

Note 1 – The Spin-Off and Summary of Significant Accounting Policies

The Separation and Spin-Off, page F-6

22.                            We note your disclosure stating that, in addition to being an oil and gas exploration and production company, you gather, process, and market these products, and produce and sell power.  Please tell us about this aspect of your business, including whether you perform these services for third parties, and, if so, describe the extent to which these activities are material to your overall operations.

RESPONSE:

We have included each of these activities as part of our business because they are an integral part of our oil and gas exploration and production operations.  Each activity is managed by our senior management as part of an integrated oil and gas business. All related business decisions, including capital allocation decisions, are made in the context of maximizing returns from our oil and gas operations.

Our gathering systems were built solely to gather our own production from producing locations and bring it to sale points or processing facilities, as applicable. Similarly, our gas processing plants were built to support our own production.  Our third-party power sales generate approximately 3% of our total revenues and 2% of our pre-tax income. One of our small plants provides third-party processing with about $2 million in annual revenue, which we believe is de minimis. In addition, our marketing organization is built to support our oil and gas business and enhance realized prices for its products and we do not market third-party products.

We have revised the Information Statement to better describe our business. Please see pages F-6 and F-16 of the Information Statement.

Securities and Exchange Commission

July 15, 2014

Report of Independent Registered Public Accounting Firm, page F-10

23.                            Please file a revised audit opinion that indicates the city and state where issued.  Refer to Rule 2-02(a) of Regulation S-X.

RESPONSE:

We have included in the Information Statement a revised audit opinion that indicates the city and state where issued.  Please see page F-10 of the Information Statement.

Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Reserve Quantities, page F-42

24.                            FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of “Previously estimated development costs incurred during the period” in the determination of annual changes to the standardized measure.  Please revise your disclosure to comply with ASC 932.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see page F-42 of the Information Statement.

While we have made the requested change, we understand there is diversity in the industry in the reporting of the “Previously estimated development costs incurred during the period” component of the standardized measure of discounted future net cash flows disclosures. We respectfully refer the Staff to page 541 of PricewaterhouseCoopers’ Petroleum Accounting: Principles, Procedures, & Issues, 7th Edition, confirming this diversity in practice.  Additionally, we reviewed the filings of a number of registrants and noted that the method used in our initial submission of the Information Statement is consistent with the method used by many of the registrants whose filings we reviewed.

*                                        *                                        *                                        *                                        *

In addition to the responses to the Staff’s comments above, we acknowledge in writing, per the request of the Staff, the following:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 15, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Todd A. Stevens
Name:	Todd A. Stevens
Title:	President and Chief Executive Officer

Enclosures

cc:                              Karina V. Dorin (Securities and Exchange Commission)

Marcia E. Backus (Occidental Petroleum Corporation)

Michael L. Preston (California Resources Corporation)

Sarah K. Morgan (Vinson & Elkins L.L.P.)